Exhibit 99.1

DHX MEDIA LTD.

Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Following the annual general and special meeting of shareholders of DHX Media Ltd. (the “Company”) held on December 18, 2018 (the “Meeting”), in accordance with Section 11.3 of NI 51-102, the Company hereby advises of the following voting results obtained at the Meeting:

Items Voted Upon	Voting Result
1. Election of Directors	The eleven (11) nominees for directors who were proposed by management of the Company were elected pursuant to a vote conducted by ballot.

	The votes were cast for each nominee as follows:

		For	Withheld
	Elizabeth Beale	80.05%	19.95%
	David Colville	79.97%	20.03%
	Amanda Cupples	81.78%	18.22%
	Michael Donovan	80.03%	19.97%
	Deborah Drisdell	80.00%	20.00%
	Eric Ellenbogen	81.81%	18.19%
	Alan Hibben	99.83%	0.17%
	Steven Landry	81.83%	18.17%
	Geoffrey Machum	80.02%	19.98%
	Jonathan Whitcher	99.87%	0.13%
	Donald Wright	80.06%	19.94%

2. Appointment of PricewaterhouseCoopers LLP as the auditors of the Company and authorization of the directors to fix the remuneration to be paid to the auditors

PricewaterhouseCoopers LLP were appointed as the Company’s auditors and the directors were authorized to fix the remuneration to be paid to the auditors pursuant to a vote conducted by ballot;

99.82% of the votes were cast in favour and 0.18% withheld

3. Approval of resolution confirming By-law No. 2018-1 – Advance Notice Bylaw of the Company

The resolution set out in Appendix “A” to the management information circular of the Company dated November 16, 2018 confirming By-law No. 2018-1 – Advance Notice By-law of the Company was approved pursuant to a vote conducted by ballot;

93.00% of the votes were cast in favour and 7.00% against.

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